EXHIBIT-7.07
STOCK REPURCHASE AGREEMENT
     THIS STOCK REPURCHASE AGREEMENT (this “Agreement”), is made as of this 17th day of July, 2007 by and between CORE MOLDING TECHNOLOGIES, INC., a Delaware corporation (the “Corporation”), and INTERNATIONAL TRUCK AND ENGINE CORPORATION, a Delaware corporation formerly known as Navistar International Transportation Corp. (the “Selling Stockholder”).
Background
     WHEREAS, the Selling Stockholder owns 4,264,000 shares of the Corporation’s common stock, par value $.01 per share (the “Common Stock”);
     WHEREAS, the Selling Stockholder has agreed to sell, and the Corporation has agreed to purchase, 3,600,000 shares of Common Stock held by the Selling Stockholder (the “Subject Shares”), upon the terms and subject to the conditions set forth in this Agreement (the “Repurchase”); and
     WHEREAS, as an inducement for the Corporation to effect the Repurchase, the Selling Stockholder has agreed, as provided herein, to certain restrictions with regard to the sale, assignment, transfer, encumbrance or other disposition of the shares of Common Stock held by the Selling Stockholder that are not part of the Subject Shares (the “Remaining Shares”).
Statement of Agreement
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and undertakings made by the parties hereto, and intending to be legally bound, it is hereby mutually agreed:
ARTICLE 1
THE TRANSACTION
     1.01 Repurchase of the Subject Shares. On the Closing Date (defined below), pursuant to the terms and subject to the conditions contained in this Agreement, the Selling Stockholder shall sell, assign, transfer, convey and deliver to the Corporation, and the Corporation shall redeem, acquire and accept from the Selling Stockholder, all of the Selling Stockholder’s right, title and interest in and to the Subject Shares free and clear of all liens, pledges, claims, options, charges or encumbrances of any type, except as set forth in the Corporation’s organizational documents, for the consideration specified in Section 1.02 of this Agreement, to be paid as provided in Section 1.02 of this Agreement.
     1.02 Repurchase Price. The repurchase price for the Subject Shares shall be Seven and 25/100 Dollars ($7.25) per share or an aggregate of Twenty Six Million One Hundred Thousand and no/100 Dollars ($26,100,000) (the “Repurchase Price”). The Repurchase Price shall be payable by the Corporation by wire transfer at the Closing.

     1.03 Closing Date. The closing shall be conducted electronically (by exchange of copies of signed agreements) or in person at such location as the parties may agree, on or before July 17, 2007 (the “Closing” or the “Closing Date”). Either party (if such party is not then in breach of this Agreement) may terminate this Agreement if the Closing has not occurred by the close of business on July 18, 2007.
     1.04 Documents to be Delivered by Selling Stockholder. In addition to, and without limiting any of the provisions of this Agreement, the Selling Stockholder agrees to deliver, or cause to be delivered, to the Corporation, on the Closing Date, the following:
     1.04.1 The original certificates representing all of the Subject Shares, duly endorsed in blank or with separate stock powers duly endorsed in blank; and
     1.04.2 Certificate of the Secretary, Assistant Secretary or other authorized officer of Selling Stockholder stating that the transactions contemplated by this Agreement are duly authorized, valid and binding obligations of Selling Stockholder enforceable in accordance with their terms.
     1.05 Documents to be Delivered by Corporation. In addition to, and without limiting any other provision of this Agreement, the Corporation agrees to deliver, or cause to be delivered, to the Selling Stockholder, on the Closing Date, the following:
     1.05.1 The Repurchase Price in accordance with Section 1.02 hereof; and
     1.05.2 Certificate of the Secretary, Assistant Secretary or other authorized officer of the Corporation stating that the transactions contemplated by this Agreement are duly authorized, valid and binding obligations of Corporation enforceable in accordance with their terms.
     1.06 Items to be Delivered by Selling Stockholder and Corporation. The Selling Stockholder and the Corporation agree to deliver such other instruments, certificates and documents as the other party or its counsel may reasonably request to carry out the transactions contemplated by this Agreement.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF SELLING STOCKHOLDER
     The Selling Stockholder hereby represents and warrants to the Corporation as follows:
     2.01 Organization and Qualification. The Selling Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified and is in good standing as a foreign corporation in all other jurisdictions in which the ownership of its property and the nature of its activities, or both, make such qualification necessary except where the failure to so qualify or be in good standing would not be reasonably likely to have a material adverse effect on the business, financial conditions, operations, performance or properties of the Selling Stockholder.
     2.02 Authority to Execute and Perform the Agreement; No Breach by the Selling Stockholder. The Selling Stockholder has the full legal right, power and authority, without the consent of any other person (except as set forth in the Corporation’s organizational documents), and has received such approvals and taken such actions as are required, to enter into, execute and deliver this Agreement and all other agreements and instruments to be executed and delivered by the Selling Stockholder in connection therewith (the “Transaction Documents”). The Transaction Documents, when duly executed and delivered by the Selling Stockholder, will be the valid and binding obligations of the Selling Stockholder enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of the Transaction Documents, the consummation of the transactions contemplated hereby and thereby and the performance by the Selling Stockholder of the Transaction Documents in accordance with their respective terms will not (i) require the approval, consent or authorization of any federal, state, county, local or other governmental or regulatory body; or (ii) conflict with, result in a breach of, constitute an event of default under or require any approval, consent or authorization under any agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder may be bound.
     2.03 Title to Subject Shares. The Selling Stockholder owns beneficially and of record and has the full power and authority to convey to the Corporation the Subject Shares, free and clear of any liens, pledges, claims, options, charges or encumbrances of any type, except as set forth in the Corporation’s organizational documents. The transfer of the Subject Shares to the Corporation hereunder will pass good and marketable title to the Subject Shares from the Selling Stockholder to the Corporation free and clear of any lien, pledge, claim, option, charge, or encumbrance of any type, except as set forth in the Corporation’s organizational documents.
     2.04 Brokers or Finders. The Selling Stockholder is not obligated, directly or indirectly, to any person for investment banking, brokerage or finders’ fees, agents’ commissions, or any similar charges, in connection with this Agreement or the transactions contemplated hereby; provided, however, that the Corporation acknowledges that the Selling Stockholder has retained LaSalle Corporate Finance, Inc. to provide a valuation of the Common Stock for which it is due compensation.
     2.05 Access; Information. The Selling Stockholder was granted and had full and unrestricted access to the Corporation’s business premises, offices, properties, and business, corporate, and financial books and records, including the Corporation’s financial statements, and the Selling Stockholder was permitted to examine the foregoing, question the other officers and directors of the Corporation, and make such other investigation as the Selling Stockholder considered appropriate to determine or verify the business condition (financial or otherwise) of the Corporation and to consummate the transactions contemplated by this Agreement. The Selling Stockholder has made such further investigation and examination of the affairs of the Corporation and has obtained such information relating thereto as the Selling Stockholder deems necessary to verify the accuracy and veracity of the information furnished to it. The Selling Stockholder has carefully considered and has, to the extent it believes such discussion to be necessary, discussed with its professional legal, tax and financial advisors the suitability of the repurchase provided for herein, this Agreement, and the transactions described herein, and the Selling Stockholder has determined that consummation thereof are in Selling Stockholder’s best interests. Selling Stockholder acknowledges that it and the Corporation are severally responsible for and shall pay their respective tax liabilities of whatever nature, whether state, federal, income, capital gains or otherwise, that may be due on the sale of the Subject Shares to the Corporation.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF CORPORATION
     The Corporation hereby represents and warrants to the Selling Stockholder as follows:
     3.01 Organization and Qualification. The Corporation is a corporation duly organized and validly existing under the laws of the State of Delaware, and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions in which the ownership of its property and the nature of its activities, or both, make such qualification necessary.
     3.02 Authority to Execute and Perform the Agreement; No Breach by the Corporation. The Corporation has the corporate power and authority, and has received such approvals and taken such actions as are required, to enter into, execute and deliver this Agreement and the Transaction Documents to which the Corporation is a party. This Agreement and the Transaction Documents to which the Corporation is a party, when duly executed and delivered, will be valid and binding obligations of the Corporation enforceable in accordance with their respective terms. Neither the execution and delivery of this Agreement and the Transaction Documents to which the Corporation is a party, nor the consummation by the Corporation of the transactions contemplated hereby and thereby, will (i) require the approval, consent or authorization of any federal, state, county, local or other governmental or regulatory body; (ii) violate any provision of the certificate of incorporation or bylaws of the Corporation; or (iii) conflict with, result in a breach of, constitute an event of default under, or require any consent, authorization or approval under, any agreement or instrument to which the Corporation is a party or by which the Corporation may be bound.
     3.03 Brokers or Finders. The Corporation is not obligated, directly or indirectly, to any person for investment banking, brokerage or finders’ fees, agents’ commissions, or any similar charges, in connection with this Agreement or the transactions contemplated hereby; provided, however, that the Selling Shareholder acknowledges that the Corporation has retained MPI Securities, Inc. to provide a fairness opinion regarding the Repurchase for which it is due compensation.
     3.04 Legally Available Funds. The Corporation has sufficient funds legally available to consummate the Repurchase in accordance with Section 160 of the Delaware General Corporation Law.

     3.05 Solvency. Immediately after the consummation of the transactions contemplated hereby, (i) the fair value of the assets of the Corporation, at a fair valuation and on a going concern basis, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of the Corporation, (ii) the Corporation will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (iii) the Corporation will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date.
ARTICLE 4
COVENANTS OF SELLING STOCKHOLDER
     The Selling Stockholder covenants and agrees as follows:
     4.01 Obligation of the Selling Stockholder to Indemnify. Subject to the terms and conditions of this Agreement, from and after the Closing Date, the Selling Stockholder agrees to indemnify, defend and hold harmless the Corporation, and each of its officers and directors from and against any and all losses, costs, damages (including incidental and consequential damages), liabilities or expenses (including court costs, reasonable attorney’s fees, interest expenses and amounts paid in compromise or settlement), suits, actions, claims, obligations, fines, penalties or assessments (collectively, the “Losses”) arising, directly or indirectly, or in whole or in part, out of (a) the failure of any representation and/or warranty of the Selling Stockholder contained in this Agreement to be true as of the date when made, or (b) the failure of the Selling Stockholder to comply with any covenant or agreement of the Selling Stockholder contained in this Agreement.
     4.02 Lockup of Securities.
     4.02.1 The Selling Stockholder shall not, at any time prior to the conclusion of the 12 month period following the Closing Date (such period expires on July 17, 2008 and shall be referred to herein as the “Restricted Period”), directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, end or otherwise transfer or dispose of any of the Remaining Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Remaining Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Remaining Shares, in cash or otherwise (any such transaction, whether or not for consideration, being referred to herein as a “Transfer,” and each Person to whom a Transfer is made, regardless of the method of Transfer, is referred to herein as a “Transferee”).
     4.02.2 Notwithstanding the provisions of Section 4.02.1 above, (i) the Selling Stockholder may immediately Transfer any of the Common Stock (A) to an affiliate, (B) to the extent that the Corporation should become the subject of a tender offer (whether hostile or friendly), to such acquirer or (C) to the extent that die Corporation agrees to a negotiated sale of the Corporation, to such purchaser, or (ii) to the extent that the Corporation should propose to issue or sell (whether in a private or public issuance or sale) more than 750,000 shares of its common stock, then the Corporation shall permit the Selling Stockholder to sell the same percentage of Common Stock owned by it as the shares proposed to be issued or sold by the Corporation and for the same consideration per share and otherwise on the same terms and conditions obtained by the Corporation (the “Tag Along Rights,”).
ARTICLE 5
COVENANTS OF CORPORATION
     The Corporation covenants and agrees as follows:
     5.01 Obligation of the Corporation to Indemnify. Subject to the terms and conditions of this Agreement, from and after the Closing Date, the Corporation agrees to indemnify, defend and hold harmless the Selling Stockholder from and against any and all Losses arising, directly or indirectly, or in whole or in part, out of (a) the failure of any representation and/or warranty of the Corporation contained in this Agreement to be true as of the date when made or, in connection with the representations set forth in Sections 3.04 or 3.05, the failure of such representations to be true on the Closing Date, or (b) the failure of the Corporation to comply with any covenant or agreement of the Corporation contained in this Agreement.
ARTICLE 6
CONDITIONS PRECEDENT
     6.01 Conditions Precedent to the Corporation’s Obligation to Close. The Corporation’s obligation to consummate the transactions contemplated by this Agreement shall be contingent on the following conditions as of the Closing Date:
     6.01.1 the Selling Stockholder shall not be in breach of any of its representations, warranties or covenants set forth in this Agreement; and
     6.01.2 all documents, deliveries and other items set forth in Section 1.04 shall have been received by the Corporation.
     6.02 Conditions Precedent to the Sellers’ Obligation to Close. The Selling Stockholder’s obligation to consummate the transactions contemplated by this Agreement shall be contingent on the following conditions as of the Closing Date:
     6.02.1 The Corporation shall not be in breach of any of its representations, warranties or covenants set forth in this Agreement; and
     6.02.2 all documents, deliveries and other items set forth in Section 1.05 shall have been received by the Selling Stockholder (except for the Repurchase Price, which shall be wired at Closing).
ARTICLE 7
MISCELLANEOUS

     7.01 Further Instruments. From time to time at the reasonable request of either the Selling Stockholder or the Corporation (the “Requesting Party”), whether on or after the Closing Date, and without further consideration, the other party agrees to cooperate with the Requesting Party and to execute and deliver such further instruments of conveyance, authorization or transfer as the Requesting Party may reasonably request in order to assist the Requesting Party in the completion or recordation of the transactions contemplated by this Agreement.
     7.02 Survival. The representations and warranties made by the parties contained herein or on any schedule, exhibit, document, statement, certificate or other instrument referred to herein or delivered in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the Closing.
     7.03 Expenses. Each party to this Agreement shall bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby including, without limitation, all fees and expenses of agents, representatives, counsel and accountants.
     7.04 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law, and not the law of conflicts, of the State of Delaware.
     7.05 Entire Agreement; Modifications; Waiver. This Agreement, including all exhibits and schedules and the Transaction Documents, constitute the entire agreement among the parties pertaining to its subject matter and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the parties and there are no warranties, representations, or other agreements, express or implied, made to any party in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement or in the documents delivered pursuant to this Agreement. All schedules and exhibits referred to in this Agreement are intended to be and hereby are specifically made a part of this Agreement. To the fullest extent permitted by law, unless otherwise expressly provided by this Agreement, no supplement, modification, waiver or termination of this Agreement shall be binding unless executed, in writing, by the party to be bound thereby. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision of this Agreement, nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     7.06 Notices. All notices, consents, requests, reports, demands or other communications hereunder shall be in writing or may be delivered personally, by registered or certified mail, or by facsimile transmission as follows:
If to the Corporation:
Core Molding Technologies, Inc.
800 Manor Park Dr.
P.O. Box 28183
Columbus, Ohio 43228-0183
Facsimile: (614) 870-4028
Attn: Kevin L. Barnett

with a copy to:
Squire Sanders & Dempsey LLP
1300 Huntington Center
41 South High Street
Columbus, Oh 43215-6101
Facsimile: (614) 365-2499
Attn: Patrick J. Dugan, Esq.
If to the Selling Stockholder:
International Truck and Engine Corporation
4201 Winfield Drive
P.O. Box 1488
Warrenville, Illinois 60555
Facsimile: (630) 753-2573
Attn: Treasurer
with a copy to:
Office of General Counsel
International Truck and Engine Corporation
4201 Winfield Drive
P.O. Box 1488
Warrenville, Illinois 60555
Facsimile: (630) 753-3982
Attn: General Counsel
or to such other address or such other person or persons as the addressee party shall have last designated by notice to the other party. Notices shall be given by hand delivery or by overnight delivery service.
     7.07 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary and convenient, and by the different parties hereto on separate counterparts, each of which when so executed shall be deemed an original, but all such counterparts shall constitute but one and the same instrument.
     7.08 Headings. The Article and Section headings in this Agreement are for convenience and reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

     7.09 Indemnity Claims. After the Closing, the Corporation and the Selling Stockholder shall promptly give notice to each other after any of them obtains knowledge of any claim obligation, liability or action for which indemnification may be sought hereunder or prior to written notice of the commencement of a legal proceeding for which indemnification may be sought hereunder, whichever occurs first; provided that the failure to give such notice (other than notice of the commencement of the legal proceeding) shall not adversely affect any right of indemnification under this Agreement. The indemnifying party shall be entitled to control or defend any such legal proceedings, retain counsel reasonably satisfactory to the indemnified party, at the sole expense of the indemnifying party, and the indemnified party shall cooperate with the indemnifying party in the defense of such claim and shall have the right, but not the obligation, to participate in the defense at its own expense. If the indemnifying party elects not to direct such defense, the indemnified party shall have the right, at its own discretion, to direct such defense at the indemnifying party’s sole expense. The indemnifying party shall have the right to compromise or settle, with the indemnified party’s prior written approval, such approval not to be unreasonably withheld, any claim or litigation regarding which it is required to indemnify. As of the date hereof, none of the parties hereto are aware of any claims for which indemnification may be sought.
     7.10 Gender and Number. Any personal pronouns used in this Agreement shall include the other genders whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever and as often as may be appropriate.
     7.11 Severability. Should any provision of this Agreement be declared invalid, void or unenforceable for any reason, the remaining provisions hereof shall remain in full force and effect.
[Signature page follows.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Core Molding Technologies, Inc.		International Truck and Engine Corporation

By:	/s/ Herman F. Dick, Jr.	By:	/s/ TM Endsley

Name:	Herman F. Dick, Jr.	Name:	TM Endsley
Title:	VP, Secretary, Treasurer & CFO	Title:	SVP & Treasurer
[Signature Page to Stock Repurchase Agreement]